Exhibit 99.1
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the incorporation by reference in Registration Statements No. 333-132229, and 333-147625 on Form S-8 of our report dated August 25,2008, relating to the financial statements of Mitel Networks Corporation appearing in this Annual Report on Form 20-F of Mitel Networks Corporation for the year ended April 30, 2008.

/s/ DELOITTE & TOUCHE LLP DELOITTE & TOUCHE LLP Ottawa, Canada October 29, 2008